Filed by Apex Technology Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No.: 001-39048

Apex Technology Acquisition Corporation and AvePoint, Inc. Announce 2020 Revenue and

Registration Statement on Form S-4

BURLINGAME, CA, and JERSEY CITY, NJ—February 4, 2021 – Apex Technology Acquisition Corporation (NASDAQ: APXT, “Apex”) and AvePoint, the largest data management solutions provider for Microsoft 365, today announced preliminary, selected unaudited financial results for the full year ended December 31, 2020.

Full year total revenue is expected to be in the range of $148 million to $151 million, up 29% year over year at the mid-point. AvePoint had forecasted $148 million at the announcement of the business combination in November 2020. AvePoint also expects cash, cash equivalents and short-term investments to be approximately $70 million as of December 31, 2020.i

“AvePoint delivered strong financial results for the fourth quarter and full year of 2020, exceeding our estimate at the time of the announcement of the business combination with Apex. With the COVID-19 pandemic accelerating Microsoft Teams adoption globally as organizations pivot to remote work collaboration, the need for last mile solutions to overcome complex transformation, governance and compliance challenges has dramatically increased,” said Dr. Tianyi “TJ” Jiang, CEO of AvePoint. “As the largest data management solutions provider for Microsoft 365, we believe AvePoint is uniquely positioned to capture this opportunity and we look forward to continuing to lead the market in the years ahead.”

In addition, Apex has filed its registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement/prospectus with AvePoint’s audited financial results for the nine-months ended September 2020, in connection with the proposed business combination. The transaction is expected to close at the end of Q1 2021 or the beginning of Q2 2021. The timing of the transaction close remains subject to customary closing conditions, including SEC review, the approval of the shareholders of Apex and AvePoint.

AvePoint Year Ended December 31, 2020 Preliminary Selected Financial Results

•	Full Year Total Revenue in the range of $148 million to $151 million, up 29% year-over-year at the mid-point

•	Cash, Cash Equivalents and Short-Term Investments of approximately $70 million as of December 31, 2020; Company remains debt-free

AvePoint Nine Months Ended September 30, 2020 Selected Financial Results

•	Total Revenue of $105.4 million, up 30% period-over-period

•	Recurring Revenueii of $77.1 million, up 33% period-over-period

•	Subscription Revenue of $59.3 million, up 62% period-over-period

•	Total ARRiii of $111.6 million as of September 30, 2020, up 30% period-over-period

•	GAAP Operating Loss of $4.6 million; GAAP Operating Margin of (4%)

•	Non-GAAP Operating Income of $11.6 million; Non-GAAP Operating Margin of 11%

AvePoint Recent Business Highlights

•	Enabled collaboration security for City of Port St. Lucie to automatically enforce important Microsoft 365 governance policies with AvePoint Cloud Governance and Policies and Insights

•	Awarded Microsoft Singapore Partner of the Year 2020 for Industry: Enterprise

•	Awarded Channel Asia Innovation 2020 for Smart Technology

•	AvePoint MyHub is exclusively among the 9 Microsoft 365 certified apps for Microsoft Teams

•	AvePoint Recognized as among Built In Chicago’s 100 Best Places to Work

About AvePoint

AvePoint enables customers to collaborate with confidence. Our data management solutions help our diverse, global customer base overcome complex transformation, governance, and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on our solutions. Our SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Our multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. For more information about AvePoint, visit https://www.avepoint.com.

About Apex Technology Acquisition Corporation

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com/.

Non-GAAP Financial Measures

To supplement AvePoint’s consolidated financial statements presented in accordance with GAAP, the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include non-GAAP operating income and non-GAAP operating margin. In order for AvePoint’s investors to be better able to compare its current results with those of previous periods, the company has shown a reconciliation of GAAP to non-GAAP financial measures. These reconciliations adjust the related GAAP financial measures to exclude stock-based compensation expense. AvePoint believes the presentation of its non-GAAP financial measures enhances the user’s overall understanding of its historical financial performance. The presentation of AvePoint’s non-GAAP financial measures is not meant to be considered in isolation or as a substitute for its financial results prepared in accordance with GAAP, and AvePoint’s non-GAAP measures may be different from non-GAAP measures used by other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding AvePoint’s estimated financial results as of and for the year ended December 31, 2020, the anticipated timing of the closing of the business combination, AvePoint’s products and markets and expected future performance and market opportunities of AvePoint. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Apex’s securities, (ii) the risk that the transaction may not be completed by Apex’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Apex, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of Apex, the satisfaction of the minimum trust account amount following any redemptions by Apex’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on AvePoint’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of AvePoint, (ix) the outcome of any legal proceedings that may be instituted against AvePoint or against Apex related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of Apex’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns in the market and the technology industry, and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 above and discussed below and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination discussed herein. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC, also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.

Investor Contacts:

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

emannion@sapphireir.com

617-542-6182

Apex Technology Acquisition Corporation

Michael Bowen, ICR, Inc.

Michael.bowen@icrinc.com

203-682-8299

AvePoint, Inc. and Subsidiaries

Supplemental Financial Information

Reconciliation of GAAP to Non-GAAP Financial Data

(Unaudited)

Nine Months Ended September 30, 2020
GAAP Operating Loss	$(4,643,601)
Stock-based compensation	16,235,125

Non-GAAP Operating Income	$11,591,524

Non-GAAP Operating Marginiv	11%

[i]

AvePoint has provided a range, rather than a specific amount, for the preliminary revenue estimate primarily because its financial closing procedures for the year ended December 31, 2020 are not yet complete. The data are not a comprehensive statement of its results for this period, and its actual results may differ materially from these preliminary estimated data. AvePoint’s actual results remain subject to the completion of management’s and its audit committee’s reviews and AvePoint’s other financial closing processes, as well as the completion and preparation of its consolidated financial data for the year ended December 31, 2020.

ii

Recurring revenue includes revenue derived from Recurring Revenue Contracts. Recurring Revenue Contracts means subscription revenue contracts, maintenance contracts, and other contracts of a similar type that are recurring in nature.

iii

AvePoint calculates annual recurring revenue (“ARR”) at the end of a particular period as the annualized sum of: (1) contractually obligated Annual Contract Value from subscription and maintenance revenue sources from all customers with a contract duration exceeding three months, and (2) the product of the current month’s monthly recurring revenue (“MRR”) multiplied by twelve (to prospectively annualize subscription revenue). MRR includes AvePoint’s channel business and customers that sign contracts for less than one quarter in duration. ARR also includes some recurring professional services revenue, such as recurring technical account management services.

iv	Calculated as non-GAAP Operating Income divided by Revenue.